UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Smart Share Global Limited

(Name of Issuer)

Ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

83193E 102*

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* CUSIP number 83193E 102 has been assigned to the American Depositary Shares (“ADSs”) of Smart Share Global Limited (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “EM.” Each ADS represents two Class A ordinary shares of the Issuer. There is no CUSIP number assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Sky9 Capital Fund III GP Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 18,558,680(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,558,680(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,558,680 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.5%. The voting power of the shares beneficially owned represent 1.6% of the total outstanding voting power.(2)
12	Type of Reporting Person CO

(1)            Represents 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd.. The registered address of Sky9 Capital Fund III GP Ltd. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(2)            The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2021, based on publicly available information.

1	Name of Reporting Person Sky9 Capital Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 18,558,680(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,558,680 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,558,680 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.5%. The voting power of the shares beneficially owned represent 1.6% of the total outstanding voting power.(2)
12	Type of Reporting Person PN

(1)            Represents 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership. The registered address of Sky9 Capital Fund III, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(2)            The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2021, based on publicly available information.

1	Name of Reporting Person Sky9 Capital MVP Fund GP Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,541,190 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,541,190 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,541,190 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.6%. The voting power of the shares beneficially owned represent 0.7% of the total outstanding voting power.(2)
12	Type of Reporting Person CO

 (1)            Represents 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd.. The registered address of Sky9 Capital MVP Fund GP Ltd. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(2)            The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2021, based on publicly available information.

1	Name of Reporting Person Sky9 Capital MVP Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,541,190(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,541,190 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,541,190 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.6%. The voting power of the shares beneficially owned represent 0.7% of the total outstanding voting power.(2)
12	Type of Reporting Person PN

(1)            Represents 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. The registered address of Sky9 Capital MVP Fund, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(2)            The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2021, based on publicly available information.

1	Name of Reporting Person Ronald Cao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 27,099,870(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,099,870(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,099,870 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.1%. The voting power of the shares beneficially owned represent 2.3% of the total outstanding voting power.(2)
12	Type of Reporting Person IN

(1)            Represents (i) 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership, and (ii) 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd.. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd.. The business address of Mr. Ronald Cao is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(2)            The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2021, based on publicly available information.

Item 1(a).	Name of Issuer:

Smart Share Global Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People’s Republic of China

Item 2(a).	Name of Person Filing:

(i) Sky9 Capital Fund III GP Ltd.

(ii) Sky9 Capital Fund III, L.P.

(iii) Sky9 Capital MVP Fund GP Ltd.

(iv) Sky9 Capital MVP Fund, L.P.

(v) Ronald Cao

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

(i) Sky9 Capital Fund III GP Ltd.

Walkers Corporate Limited, 190 Elgin Avenue,

George Town, Grand Cayman KY1-9008,

Cayman Islands

(ii) Sky9 Capital Fund III, L.P.

Walkers Corporate Limited, 190 Elgin Avenue,

George Town, Grand Cayman KY1-9008,

Cayman Islands

(iii) Sky9 Capital MVP Fund GP Ltd.

Walkers Corporate Limited, 190 Elgin Avenue,

George Town, Grand Cayman KY1-9008,

Cayman Islands

(iv) Sky9 Capital MVP Fund, L.P.

Walkers Corporate Limited, 190 Elgin Avenue,

George Town, Grand Cayman KY1-9008,

Cayman Islands

(v) Ronald Cao

Walkers Corporate Limited, 190 Elgin Avenue,

George Town, Grand Cayman KY1-9008,

Cayman Islands

Item 2(c).	Citizenship:

(i) Sky9 Capital Fund III GP Ltd. — Cayman Islands

(ii) Sky9 Capital Fund III, L.P. — Cayman Islands

(iii) Sky9 Capital MVP Fund GP Ltd. — Cayman Islands

(iv) Sky9 Capital MVP Fund, L.P. — Cayman Islands

(v) Ronald Cao — United States

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary shares is convertible at the option of the holder at any time into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten (10) votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

83193E 102

This CUSIP number applies to the ADSs, each ADS representing two Class A ordinary shares of the Issuer. There is no CUSIP number assigned to the Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2021:

	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(2)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Sky9 Capital Fund III GP Ltd.	18,558,680	(3)	3.5%	1.6%	18,558,680	(3)	0	18,558,680	(3)	0
Sky9 Capital Fund III, L.P.	18,558,680	(4)	3.5%	1.6%	18,558,680	(4)	0	18,558,680	(4)	0
Sky9 Capital MVP Fund GP Ltd.	8,541,190	(5)	1.6%	0.7%	8,541,190	(5)	0	8,541,190	(5)	0
Sky9 Capital MVP Fund, L.P.	8,541,190	(6)	1.6%	0.7%	8,541,190	(6)	0	8,541,190	(6)	0
Ronald Cao	27,099,870	(7)	5.1%	2.3%	27,099,870	(7)	0	27,099,870	(7)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on a total of 526,872,147 issued and outstanding ordinary shares, being the sum of 452,898,177 Class A ordinary shares, and 73,973,970 Class B ordinary shares of the Issuer as a single class as of December 31, 2021, based on publicly available information.

(2)	For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021, based on publicly available information.

(3)	Represents 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd..

(4)	Represents 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership.

(5)	Represents 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd..

(6)	Represents 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership.

(7)	Represents (i) 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership, and (ii) 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd.. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd..

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

Sky9 Capital Fund III GP Ltd.

By:	/s/ Ronald Cao
Name:	Ronald Cao
Title:	Director

Sky9 Capital Fund III, L.P.

By:	/s/ Ronald Cao
Name:	Ronald Cao
Title:	For and on behalf of Sky9 Capital Fund III GP Ltd., General Partner; Director of Sky9 Capital Fund III GP Ltd.

Sky9 Capital MVP Fund GP Ltd.

By:	/s/ Ronald Cao
Name:	Ronald Cao
Title:	Director

Sky9 Capital MVP Fund, L.P.

By:	/s/ Ronald Cao
Name:	Ronald Cao
Title:	For and on behalf of Sky9 Capital MVP Fund GP Ltd., General Partner; Director of Sky9 Capital MVP Fund GP Ltd.

Ronald Cao

By:	/s/ Ronald Cao

[Signature Page to Schedule 13G]